Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(Unaudited - expressed in Canadian Dollars)

1

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed interim consolidated financial statements they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by management and reviewed by the Audit Committee and Board of Directors of the Company.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of condensed interim consolidated financial statements by an entity’s auditor.

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XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - expressed in Canadian Dollars)

	Note	March 31, 2022	December 31, 2021
		$	$
Assets

Current
Cash		15,509,159	18,851,244
Accounts receivable		155,774	51,539
Prepaid expenses	5	915,439	1,270,556

		16,580,372	20,173,339
Non-current
Contract payments	6	1,606,320	1,606,320
Intangible assets	7	254,804	256,243

Total Assets		18,441,496	22,035,902

Liabilities

Current
Accounts payable and accrued liabilities	8,10	855,847	700,999

Non-current
Derivative warrant liability	9(f)	4,185,144	4,597,332

Total Liabilities		5,040,991	5,298,331

Shareholders’ Equity

Share capital	9	20,009,154	20,009,154
Share-based payments, warrant reserve and other	9	6,472,655	6,386,459
Obligation to issue shares	7(c)	32,238	32,238
Deficit		(13,113,542)	(9,690,280)

Total Shareholders’ Equity		13,400,505	16,737,571

Total Liabilities and Shareholders’ Equity		18,441,496	22,035,902

Nature of Operations (Note 1)

Commitments (Note 13)

/s/ Allen Davidoff	/s/ Paul Van Damme
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Comprehensive Loss

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

		Three months ended March 31
	Note	2022	2021
		$	$
Expenses

Amortization	7	4,781	4,244
Consulting		291,982	151,861
Directors’ fees	10	15,000	-
General and administrative		151,804	10,812
Investor relations		301,833	204,874
Listing fees		33,585	14,553
Professional fees		106,805	112,821
Research and development	10	2,440,720	13,786
Share-based payments	9(e),10	86,196	202,990
Travel		-	2,100
Wages and benefits	10	208,700	52,412

Loss before other items		(3,641,406)	(770,453)

Fair value adjustment on derivative warrant liability	9(f)	412,188	(1,315,000)
Foreign exchange loss		(197,398)	(387)
Interest income (expense)		3,354	(1,882)
Transaction costs on derivative warrant liability	9(b)	-	(85,732)

Net loss and comprehensive loss for the period		(3,423,262)	(2,173,454)

Basic and diluted loss per common share		(0.26)	(0.26)

Weighted average number of common shares outstanding
Basic and diluted		12,989,687	8,233,706

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited - expressed in Canadian Dollars)

	Note	Number of common shares	Share capital	Reserves	Obligation to issue shares	Deficit	Total
			$	$	$	$	$

Balance, December 31, 2020		6,914,758	8,258,395	1,003,609	32,238	(8,037,998)	1,256,244

Shares issued pursuant to private placement	9(b)	2,085,687	6,121,572	-	-	-	6,121,572
Warrants issued	9(b)	-	(2,932,000)	-	-	-	(2,932,000)
Share issuance costs	9(b)	-	(288,249)	195,000	-	-	(93,249)
Warrants exercised	9(b)	350,196	1,043,594	(29,588)	-	-	1,014,006
Shares issued for services	9(b)	25,553	75,000	-	-	-	75,000
Share-based payments	9(e)	-	-	202,990	-	-	202,990
Net loss for the period		-	-	-	-	(2,173,454)	(2,173,454)

Balance, March 31, 2021		9,376,194	12,278,312	1,372,011	32,238	(10,211,452)	3,471,109

Shares issued pursuant to private placements	9(b)	-	(2,426,000)	-	-	-	(2,426,000)
Shares issued pursuant to IPO	9(b)	3,261,000	9,252,009	-	-	-	9,252,009
Share issuance costs	9(b)	-	(1,089,115)	326,251	-	-	(762,864)
Reclassification of derivative warrant liability	9	-	-	4,460,000	-	-	4,460,000
Options exercised	9(b)	51,106	149,172	(65,172)	-	-	84,000
Warrants exercised	9(b)	301,387	1,844,776	(2,799)	-	-	1,841,977
Share-based payments	9(e)	-	-	296,168	-	-	296,168
Net income for the period		-	-	-	-	521,172	521,172

Balance, December 31, 2021		12,989,687	20,009,154	6,386,459	32,238	(9,690,280)	16,737,571

Share-based payments	9(e)	-	-	86,196	-	-	86,196
Net loss for the period		-	-	-	-	(3,423,262)	(3,423,262)

Balance, March 31, 2022		12,989,687	20,009,154	6,472,655	32,238	(13,113,542)	13,400,505

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

	Three months ended March 31
	2022	2021
	$	$

Cash provided by (used in):

Operating activities
Net loss for the period	(3,423,262)	(2,173,454)

Items not affecting cash:
Amortization	4,781	4,244
Fair value adjustment on derivative warrant liability	(412,188)	1,315,000
Share-based payments	86,196	202,990
Shares issued for services	-	75,000
Unrealized foreign exchange loss	160,715	1,621
Changes in non-cash operating assets and liabilities:
Accounts receivable	(104,235)	(89,658)
Prepaid expenses	359,319	-
Accounts payable and accrued liabilities	158,644	(505,412)
	(3,170,030)	(1,169,669)

Investing activity
Acquisition of intangible assets	(3,342)	(186)

Financing activities
Proceeds from issuance of shares	-	6,121,572
Cash share issuance costs	-	(93,249)
Warrants exercised	-	1,014,006
	-	7,042,329

Effect of foreign exchange on cash	(168,713)	-

(Decrease) increase in cash	(3,342,085)	5,872,474

Cash, beginning of period	18,851,244	171,271

Cash, end of period	15,509,159	6,043,745

Supplemental Cash Flow and Non-Cash Investing and Financing Activities Disclosure
Recognition of derivative warrant liabilities	-	2,932,000

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

1.	Nature of operations

XORTX Therapeutics Inc. (the “Company” or “XORTX”) was incorporated under the laws of Alberta, Canada on August 24, 2012 under the name ReVasCor Inc. and was continued under the Canada Business Corporations Act on February 27, 2013 under the name of XORTX Pharma Corp. Upon completion of the reverse take-over (“RTO”) transaction on January 10, 2018 with APAC Resources Inc. (“APAC”), a company incorporated under the laws of British Columbia, the Company changed its name to “XORTX Therapeutics Inc.” and XORTX Pharma Corp. became a wholly-owned subsidiary.

On September 23, 2021, the Company completed a share consolidation of the common shares on a basis of 1 post-consolidation common share for 11.74 pre-consolidation common shares (the “Consolidation”). As required by IAS 33, Earnings per Share, all information with respect to the number of common shares and issuance prices for time periods prior to the Consolidation have been restated to reflect the Consolidation.

XORTX is a public company listed on the TSX Venture Exchange (the “TSXV”), on the Nasdaq Stock Market (“Nasdaq”) under the symbol “XRTX”, and on the Börse Frankfurt under the symbol “ANU”. The Company’s operations and mailing address is Suite 4000, 421 - 7th Avenue SW, Calgary, Alberta, T2P 4K9 and its registered address is located at Suite 2400, 745 Thurlow Street, Vancouver, British Columbia, V6E 0C5.

XORTX is a bio-pharmaceutical company, dedicated to the development and commercialization of therapies to treat progressive kidney disease modulated by aberrant purine and uric acid metabolism in orphan disease indications such as autosomal dominant polycystic kidney disease, larger market type 2 diabetic nephropathy, and fatty liver disease. The Company’s current focus is on developing products to slow and/or reverse the progression of kidney disease in patients at risk of end stage kidney failure.

The Company is subject to a number of risks associated with the successful development of new products and their marketing and the conduct of its clinical studies and their results. The Company will have to finance its research and development activities and its clinical studies. To achieve the objectives in its business plan, the Company plans to raise the necessary capital and to generate revenues. Although there is no certainty, management is of the opinion that additional funding for future projects and operations can be raised as needed. The products developed by the Company will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. If the Company is unsuccessful in obtaining adequate financing in the future, research activities will be postponed until market conditions improve.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, have adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time. To date, COVID-19 has had little impact on the Company’s operations but may impact the Company’s ability to obtain additional financing to support future research projects.

2.	Basis of preparation

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021.

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XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

2.	Basis of preparation (continued)

Basis of Measurement and Presentation

These condensed interim consolidated financial statements have been prepared using the historical cost convention except for financial instruments which have been measured at fair value. These consolidated financial statements were prepared on an accrual basis except for cash flow information.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included. The accounting policies have been applied consistently to all years presented in these consolidated financial statements.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its 100% owned subsidiary. The accounts of the Company’s subsidiary are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated.

These condensed interim consolidated financial statements were approved for issue by the Board of Directors on May 11, 2022.

3.	Accounting policies

These condensed interim consolidated financial statements have been prepared on a basis consistent with the significant accounting policies disclosed in the audited consolidated annual financial statements for the year ended December 31, 2021. Accordingly, they should be read in conjunction with the audited consolidated annual financial statements for the year ended December 31, 2021.

4.	Critical accounting judgments and estimates

The preparation of consolidated financial statements requires management to make judgments and estimates that affect the amounts reported in the consolidated financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the consolidated financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates.

Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods. Information about critical accounting judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

Share-based payment transactions and warrant liabilities

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

Warrant liabilities are accounted for as derivative liabilities as exercise price is not fixed or the proceeds from exercise is not known. The assumptions and models used for estimating fair value for share-based payment transactions and warrant liabilities are disclosed in Note 9.

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XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

4.	Critical accounting judgments and estimates (continued)

Classification of contract payments

In concluding that contract payments are a non-current asset, management considered when future regulatory and clinical trial programs are anticipated to be completed. Management assessed that the future regulatory and clinical trial programs would not be completed within 12 months from period end and therefore reclassified contract payments as a non-current asset.

Impairment of intangible assets

Patents (obtained and pending) and licenses are reviewed for impairment at each financial reporting date. If, in the judgment of management, future economic benefits will not flow to the Company, then the Company will assess the recoverable value of the asset. If the carrying value is greater than the recoverable value, the asset will be impaired to the recoverable value.

Determination of functional currency

In concluding that the Canadian dollar is the functional currency of the Company and its subsidiary, management considered the currency that mainly influences the cost of providing goods and services in the primary economic environment in which each entity operates, or if there has been a change in events or conditions that determined the primary economic environment.

Treatment of research and development costs

Costs to develop products are capitalized to the extent that the criteria for recognition as intangible assets in IAS 38 Intangible Assets are met. Those criteria require that the product is technically and economically feasible, the Company has the intention and ability to use the asset, and how the asset will generate future benefits. Management assessed the capitalization of development costs based on the attributes of the development project, perceived user needs, industry trends and expected future economic conditions. Management considers these factors in aggregate and applies significant judgment to determine whether the product is feasible. The Company has not capitalized any development costs as at March 31, 2022.

Current and deferred taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Such differences may result in eventual tax payments differing from amounts accrued. Reported amounts for deferred tax assets and liabilities are based on management’s expectation for the timing and amounts of future taxable income or loss, as well as future taxation rates. Changes to these underlying estimates may result in changes to the carrying value, if any, of deferred income tax assets and liabilities.

5.	Prepaid expenses

The Company’s prepaid expenses relate to the following:

	March 31 2022	December 31 2021
	$	$

Research and development	219,842	714,716
Insurance	299,706	441,388
Investor relations conferences and services	352,818	60,254
Consulting	41,667	50,000
Administrative services	1,406	4,198
	915,439	1,270,556

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XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

6.	Contract payments

During the year ended December 31, 2020, the Company entered into an agreement with Prevail InfoWorks Inc. As part of the agreement, the Company paid $1,606,320 through the issuance of units in the private placement (US$1,200,000 at the exchange rate on the date of the transaction) to be applied to future regulatory and clinical trial programs. The 977,318 units issued were measured by reference to their fair value on the issuance date, which is equal to $1.64 per unit in the concurrent private placement.

7.	Intangible assets

Cost	Total
$
Balance, December 31, 2020	325,182
Additions	39,809
Balance, December 31, 2021	364,991
Additions	3,342
Balance, March 31, 2022	368,333

Accumulated amortization	Total
$
Balance, December 31, 2020	90,866
Amortization	17,882
Balance, December 31, 2021	108,748
Amortization	4,781
Balance, March 31, 2022	113,529

Carrying values	Total
$
At December 31, 2021	256,243
At March 31, 2022	254,804

The Company has licensed intellectual property from various third parties. The intangible assets relate solely to licensed intellectual property and there are no other classes of intangible assets. The intangible assets are as described below:

a)	The Company has licensed from a third party (the “Licensor”), under patent rights purchase agreement dated July 9, 2013 and amended April 15, 2014, certain patents relating to allopurinol for the treatment of hypertension. The Company paid a total of $42,460 (US$40,000) to the Licensor per the terms of the agreement.

The Company will also pay the Licensor royalties on the cumulative net revenues from the sale or sublicense of the product covered under the patent license until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of ten years from the date of the first commercial sales of a product.

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XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

7.	Intangible assets (continued)

b)	In December 2012, the Company entered into an agreement to license certain intellectual property relating to the use of all uric acid lowering agents to improve the treatment of metabolic syndrome. Under this patent rights purchase agreement, between the Company and Dr. Richard Johnson and Dr. Takahiko Nakagawa (the “Vendors”), the Company issued 143,100 common shares at $0.35 per common share for a total instalment price of $50,400. The Company also had the option to pay the Vendors an additional US$75,000 to purchase the patents which was set up as a provision in the year ended December 31, 2018.

During the year ended December 31, 2020, the Company determined that it was no longer feasible to complete the purchase and as such, indicators of impairment existed leading to a test of recoverable amount of the license, which resulted in an impairment loss of $64,562. As this valuation technique requires management’s judgment and estimates of the recoverable amount, it is classified within level 3 of the fair value hierarchy. During the year ended December 31, 2020, the purchase provision was reversed resulting in a gain of $95,490 on recovery of provision.

The Company will pay the Vendors a royalty based on the cumulative net revenues from the sale or sublicense of the product covered under the licensed intellectual property until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of 10 years from the date of the first commercial sales of a product.

c)	Pursuant to a license agreement dated October 9, 2012, as amended on June 23, 2014, between the Company and the University of Florida Research Foundation, Inc. (“UFRF”), the Company acquired the exclusive license to certain intellectual property related to the use of all uric acid lowering agents to treat insulin resistance. The Company has paid or is obligated to pay UFRF the following considerations:

i)	An annual license fee of US$1,000;
ii)	Reimburse UFRF for United States and/or foreign costs associated with the maintenance of the licensed patents;
iii)	The issuance to UFRF of 180,397 shares of common stock of the Company (160,783 have been issued to UFRF as at December 31, 2021. Remaining shares to be issued are included in obligation to issue shares);
iv)	Milestone payments of US$500,000 upon receipt of FDA approval to market licensed product in the United States of America and US$100,000 upon receipt of regulatory approval to market each licensed product in each of other jurisdictions;
v)	Royalty payments of up to 1.5% of net sales of products covered by the license until the later of (i) the expiration of any patent claims; or (ii) 10 years from the date of the first commercial sale of any covered product in each country. Following commencement of commercial sales, the Company will be subject to certain annual minimum royalty payments that will increase annually to a maximum of US$100,000 per year; and
vi)	UFRF is entitled to receive a royalty of 5% of amounts received from any sub-licensee that are not based directly on product sales, excluding payments received for research and development or purchases of the Company’s securities at not less than fair market value.

UFRF may terminate the agreement if the Company fails to meet the above specified milestones.

8.	Accounts payable and accrued liabilities

	March 31 2022	December 31 2021
	$	$
Trade payables	732,240	410,701
Accrued liabilities	123,607	290,298
Total	855,847	700,999

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XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

9.	Share capital and reserves

a)	Authorized and issued

Unlimited common shares – 12,989,687 issued at March 31, 2022 (December 31, 2021 - 12,989,687).

b)	Issuances

Three months ended March 31, 2022:

During the three months ended March 31, 2022, no shares were issued.

Year ended December 31, 2021:

On February 9, 2021, the Company closed a private placement with the issuance of 2,085,687 units at a subscription price of $2.935 per unit for gross proceeds of $6,121,572. Each unit comprised one common share and one common share purchase warrant. Each warrant entitles the holder, on exercise, to purchase one additional common share in the capital of the Company, at a price of $4.70 for a period of five years from the issuance of the units, provided, however, that, if, at any time following the expiry of the statutory four month hold period, the closing price of the common shares is greater than $14.09 for 10 or more consecutive trading days, the warrants will be accelerated upon notice and the warrants will expire on the 30th calendar day following the date of such notice. In addition, the Warrants were subject to typical anti-dilution provisions and a ratchet provision that provided for an adjustment in the exercise price should the Company issue or sell common shares or securities convertible into common shares at a price (or conversion price, as applicable) less than the exercise price such that the exercise price would be amended to match such lower price.

The proceeds were allocated $5,358,000 to the derivative warrant liability (Note 9(g)) and the residual $763,572 was allocated to common shares

In connection with the private placement, the Company paid $171,347 in cash commissions, incurred additional issuance costs of $7,897 and issued 58,288 finders’ warrants with a fair value of $150,000 (Note 9(d)). Each finders’ warrant is exercisable into one common share at a price of $4.70 and having the same expiry, acceleration and anti-dilution provisions as the warrants included in the private placement. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $41,068 recorded as a reduction of equity and $287,946 recorded as transaction costs on derivative warrant liability.

On October 15, 2021, the Company listed its common shares on the Nasdaq Stock Market (“Nasdaq”) under the symbol “XRTX” and closed an underwritten public offering of 2,906,000 units (the “US IPO Offering”), with each unit consisting of one common share, no par value, and one warrant to purchase one common share at a public offering price of US$4.13 per Unit, for gross proceeds of $14,851,850 (US$12,001,780). The proceeds were allocated $7,425,000 to the derivative warrant liability (Note 9(f)) and the residual $7,426,850 was allocated to common shares.

The warrants have an initial exercise price of US$4.77 per share and have a term of five years. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 435,900 common shares and/or warrants to purchase up to an additional 435,900 common shares at the US IPO Offering price less the underwriting discounts. On October 15, 2021, the underwriter exercised its option to purchase additional warrants to purchase up to an additional 435,900 common shares.

On November 8, 2021, the underwriter partially exercised its 45-day option for 355,000 common shares at US$4.13 per share, resulting in additional gross proceeds to the Company of $1,825,159 (US$1,466,150) which increased the US IPO Offering to 3,261,000 common shares and 3,341,900 warrants.

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XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

9.	Share capital and reserves (continued)

b)	Issuances (continued)

In connection with the US IPO Offering, the Company incurred issuance costs of $2,300,549 and issued 145,300 finders’ warrants with a fair value of $371,251. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $1,336,066 recorded as a reduction of equity and $1,335,734 recorded as transaction costs on derivative warrant liability.

The Company issued 51,106 common shares for the exercise of options in the amount of $84,000. A value of $65,172 was transferred from reserves to share capital as a result.

The Company issued 651,583 common shares for the exercise of warrants in the amount of $2,430,083. A value of $32,387 was transferred from reserves to share capital and a value of $425,900 was transferred from the derivative warrant liability to share capital as a result.

Pursuant to the terms of a consulting agreement, the Company issued 25,553 common shares with a fair value of $75,000 in exchange for services.

c)	Common Share Purchase Warrants

A summary of the changes in warrants for the period ended March 31, 2022 and the year ended December 31, 2021:

	Number of Warrants	Exercise price

Balance, December 31, 2020	1,555,317	$2.94
Granted – February 9, 2021	2,085,687	$4.70
Granted – October 15, 2021	3,341,900	*US$4.77
Exercised	(640,012)	$3.34
Expired	(1,215,816)	$2.94
Balance, December 31, 2021	5,127,076	$5.58
Balance, March 31, 2022	5,127,076	$5.52

*$5.96 at March 31, 2022 / $6.05 as at December 31, 2021

The weighted average contractual remaining life of the unexercised warrants was 4.31 years (2021 - 4.56 years).

The following table summarizes information on warrants outstanding at March 31, 2022:

Exercise Price	Number Outstanding	Expiry date	Average Remaining Contractual Life
$4.70	1,785,176	February 9, 2026	3.87 years
US$4.77	3,341,900	October 15, 2026	4.55 years

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XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

9.	Share capital and reserves (continued)

d)	Finders’ Warrants

A summary of the changes in finders’ warrants for the period ended March 31, 2022 and the year ended December 31, 2021:

	Number of Warrants	Exercise price

Balance, December 31, 2020	11,896	$1.64
Granted – February 9, 2021 – finders’ warrants	58,288	$4.70
Granted – October 15, 2021 – finders’ warrants	145,300	US$4.77
Exercised	(11,571)	$1.87
Expired	(1,193)	$1.64

Balance, December 31, 2021	202,720	$5.66
Balance, March 31, 2022	202,720	$5.06

*$5.96 at March 31, 2022 / $6.05 as at December 31, 2021

The weighted average contractual remaining life of the unexercised finders’ warrant was 4.35 years (2021 – 4.60 years).

The following table summarizes information on finders’ warrants outstanding at March 31, 2022:

Exercise Price	Number Outstanding	Expiry date	Average Remaining Contractual Life
$4.70	57,420	February 9, 2026	3.87 years
US$4.77	145,300	October 15, 2026	4.55 years

The fair value of the finders’ warrants issued on February 9, 2021 was estimated at $150,000 on the date of grant using Black-Scholes. The exercise price of the unit of $4.70; expected life of 5.0 years; expected volatility of 100%; risk free rate of 0.58%; and expected dividend yield of 0%.

The fair value of the finders’ warrants issued on October 15, 2021 was estimated at $371,251 on the date of grant using Black-Scholes. The exercise price of the unit of US$4.77; expected life of 5.0 years; expected volatility of 100%; risk free rate of 1.5%; and expected dividend yield of 0%.

e)	Stock Options

The Company has an incentive Stock Option Plan (the “Plan”) for directors, officers, employees and consultants, under which the Company may issue stock options to purchase common shares of the Company provided that the amount of incentive stock options which may be granted and outstanding under the Plan at any time shall not exceed 10% of the then issued and outstanding common shares of the Company.

The fair value of stock options granted was estimated on the date of grant using the Black-Scholes model with the following data and assumptions:

	2022	2021
Dividend yield	Nil	Nil
Annualized volatility	100%	100%
Risk-free interest rate	1.44%	0.36% - 1.19%
Expected life	5 years	5 years

14

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

9.	Share capital and reserves (continued)

e)	Stock Options (continued)

The risk-free interest rate is the yield on zero-coupon Canadian Treasury Bills of a term consistent with the assumed option life. The expected life of the option is the average expected period to exercise. Volatility is based on available historical volatility of the Company’s share price or historical share price of comparable companies, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the Company’s expected share price volatility. The Company has not declared dividends in the past.

The share-based payment expense recognized was $86,196 during the three months ended March 31, 2022 (2021 - $202,990).

A summary of the changes in stock options for the period ended March 31, 2022 and the year ended December 31, 2021:

	Number of Options	Exercise price
Balance, December 31, 2020	464,207	$3.29
Granted – January 11, 2021	59,624	$3.29
Granted – May 12, 2021	42,588	$1.88
Granted – June 16, 2021	21,294	$1.76
Granted – July 14, 2021	63,882	$2.41
Granted – December 21, 2021	86,495	$2.54
Exercised	(51,106)	$1.64
Expired	(80,917)	$3.40
Balance, December 31, 2021	606,067	$3.10
Granted – January 12, 2022	127,500	$2.54
Balance, March 31, 2022	733,567	$3.00
Vested and exercisable, March 31, 2022	496,863	$3.35

The weighted average contractual remaining life of the unexercised options was 3.46 years (2021 - 3.42 years).

The following table summarizes information on stock options outstanding at March 31, 2022:

Exercise Price	Number Outstanding	Number Exercisable	Average remaining Contractual Life
$5.87	127,760	127,760	0.97 years
$5.87	21,294	21,294	1.60 years
$1.64	170,354	114,991	3.23 years
$2.82	12,776	12,776	3.41 years
$3.29	59,624	59,624	3.79 years
$1.88	42,588	29,575	4.12 years
$1.76	21,294	21,294	4.21 years
$2.41	63,882	15,971	4.29 years
$2.54	86,495	86,495	4.73 years
$2.54	127,500	7,083	4.79 years
	733,567	496,863

15

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

9.	Share capital and reserves (continued)

f)	Derivative warrant liability (continued)

Private Placement Warrants

During the year ended December 31, 2021, the Company issued 2,085,687 warrants for the Company’s common shares pursuant to a financing in February 2021 as described above.

The warrants issued as part of the unit contain a ratchet provision that provides for an adjustment in the exercise price if shares or securities convertible to shares are sold at a price lower than the exercise price. Therefore, since the warrants (not including compensation warrants) may be settled other than by the exchange of a fixed amount of cash, they meet the definition of a derivative financial liability.

The fair value of the warrants was estimated at $5,358,000 on the date of grant using the Black-Scholes model with the following assumptions: share price on date of grant of $3.64; exercise price of the warrant of $4.70; expected life of 5.0 years; expected volatility of 100%; risk free rate of 0.58%; and expected dividend yield of 0%.

During the year ended December 31, 2021, 640,012 of these warrants were exercised and a value of $425,900 was transferred from the derivative warrant liability to share capital as a result. On October 15, 2021, the ratchet provision expired when the Company listed its common shares on the Nasdaq. As a result of the expiry, the warrants would now be settled by a fixed amount of cash and were reclassified as an equity instrument. The fair value of the derivative warrant liability as of October 15, 2021 of $4,460,000 reclassified to reserves.

During the year ended December 31, 2021, the Company issued warrants for the Company’s common shares pursuant to the US IPO Offering discussed above. These warrants were recorded as a derivative financial liability as the exercise price of the units is denominated in a currency other than the functional currency of the Company and therefore may be settled other than by the exchange of a fixed amount of cash. The fair value of the warrants was estimated at $7,425,000 on the date of grant using the Black-Scholes model with the following assumptions: share price on date of grant of US$3.02; exercise price of the warrant of US$4.77; expected life of 5.0 years; expected volatility of 100%; risk free rate of 1.50%; and expected dividend yield of 0%.

The balance of the derivative warrant liabilities (level 3) is as follows:

Balance at December 31, 2020	$-
Warrants issued February 9, 2021	5,358,000
Warrants exercised	(425,900)
Fair value adjustment	(472,100)
Fair value reclassified to reserves	(4,460,000)
Warrants issued October 15, 2021	7,425,000
Fair value adjustment	(2,827,668)
Balance at December 31, 2021	$4,597,332
Fair value adjustment	(412,188)
Balance at March 31, 2022	$4,185,144

16

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

9.	Share capital and reserves (continued)

f)	Derivative warrant liability (continued)

Significant assumptions used in determining the fair value of the derivative warrant liabilities at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022	December 31, 2021
Share price	$1.95	$2.05
Risk-free interest rate	2.40%	1.23%
Dividend yield	0%	0%
Expected volatility	100%	100%
Remaining term (in years)	4.5	4.8

The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input.

g)	Share Consolidation

On September 23, 2021, the Company completed a share consolidation of the common shares on a basis of 1 post-consolidation common share for 11.74 pre-consolidation common shares (the “Consolidation”). As required by IAS 33, Earnings per Share, all information with respect to the number of common shares and issuance prices for time periods prior to the Consolidation have been restated to reflect the Consolidation.

10.	Related party transactions

All related party transactions were measured at the amount of consideration established and agreed to by the related parties. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

During the three months ended March 31, 2022 and 2021, the Company incurred the following transactions with related parties:

a)	Wages and benefits were paid or accrued to officers of the Company in the amount of $197,076 (2021 - $52,412).

b)	Professional fees were paid or accrued to a former officer of the Company in the amount of $nil (2021 - $7,500),

c)	Research and development fees were paid or accrued to an officer of the Company in the amount of $71,083 (2021 - $Nil).

d)	Directors’ fees were accrued to the directors of the Company in the amount of $15,000 (2021 - $Nil).

17

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

10.	Related party transactions (continued)

e)	As at March 31, 2022, $15,000 (December 31, 2021 - $81,104) was payable to directors of the Company, $nil (December 31, 2021 - $25,000) was accrued to the Chief Executive Officer (“CEO”) of the Company, for CEO services, and $23,430 (December 31, 2021 - $47,543) was accrued to the Chief Medical Officer (“CMO”) of the Company, for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.

f)	Management compensation transactions for the three months ended March 31, 2022 and 2021 are summarized as follows:

	Short-term employee benefits	Share-based payments	Total
	$	$	$
Three months ended March 31, 2021
Directors and officers	52,412	102,841	155,253

Three months ended March 31, 2022
Directors and officers	208,700	42,474	251,174

11.	Financial instruments and risk management

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities, and derivative warrant liability. Cash is classified as a financial asset at FVTPL, accounts payable and accrued liabilities are classified as financial liabilities at amortized cost and warrant liability is classified as a financial liability at FVTPL.

The fair values of these financial instruments, other than derivative warrant liability, approximate their carrying values at March 31, 2022, due to their short-term nature.

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, market risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors

There have been no changes in any risk management policies since December 31, 2021.

12.	Capital management

The Company defines capital that it manages as shareholders’ equity. The Company manages its capital structure in order to have funds available to support its research and development and sustain the future development of the business. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support its activities.

Since inception, the Company’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection and its overall capital expenditures. There were no changes during the three months ended March 31, 2022. The Company is not exposed to external requirements by regulatory agencies regarding its capital.

18

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in Canadian Dollars)

13.	Commitments

The Company has long-term arrangements with commitments that are not recognized as liabilities as at March 31, 2022 and December 31, 2021 are as follows:

a)	Employment Agreement

	March 31 2022	December 31 2021
	$	$
Management services – officers	374,880	380,000

The President, CEO and a director of the Company has a long-term employment agreement with the Company. The agreement has a termination clause whereby he is entitled to the equivalent of 12 times his then current monthly salary which, as of March 31, 2022 and December 31, 2021, equated to US$300,000.

b)	Payments

In the normal course of business, the Company has committed to payments totaling $3,789,721 (2021 - $1,613,142) for activities related to its clinical trial, manufacturing, collaboration programs and other regular business activities which are expected to occur over the next two years.

15.	Segmented information

The Company operates in one reportable operating segment, being the development and commercialization of therapies to treat progressive kidney disease. As the operations comprise a single reporting segment, amounts disclosed also represent segment amounts. All long-term assets of the Company are located in Canada.

19